1934 Act Registration No. 1-14700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File Number: 001-14700)

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan, R.O.C.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 22, 2022	By	/s/ Wendell Jen-Chau Huang
Wendell Jen-Chau Huang
Vice President & Chief Financial Officer

TSMC Announces Completion of Offering of US$3.5 Billion of Senior Unsecured Notes

On April 22, 2022, TSMC Arizona Corporation (“TSMC Arizona”), a wholly-owned subsidiary of Taiwan Semiconductor Manufacturing Company Limited (TWSE: 2330, NYSE: TSM) (“TSMC”), announced that it completed its previously announced underwritten registered public offering of US$3.5 billion aggregate principal amount of U.S. dollar-denominated senior unsecured notes (the “Notes”), unconditionally and irrevocably guaranteed by TSMC, consisting of:

•	US$1,000 million aggregate principal amount of 3.875% notes due April 22, 2027, at an issue price per note of 99.829%;

•	US$500 million aggregate principal amount of 4.125% notes due April 22, 2029, at an issue price per note of 99.843%;

•	US$1,000 million aggregate principal amount of 4.250% notes due April 22, 2032, at an issue price per note of 99.742%; and

•	US$1,000 million aggregate principal amount of 4.500% notes due April 22, 2052, at an issue price per note of 99.771%.

TSMC and TSMC Arizona intend to use the net proceeds of the sale of the Notes for general corporate purposes.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. An automatic shelf registration statement (including a prospectus) relating to the offering of Notes was filed with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2021, and became effective upon filing. The offering of the Notes was made only by means of a prospectus included in that registration statement, the preliminary prospectus supplement and the final prospectus supplement.

This document may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “propose,” “intend,” and similar expressions are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements, including statements related to the expectations regarding the size, number of tranches, timing and completion of the proposed offering, are not guarantees of future performance, results or the completion of any offering on any announced terms, or at all, and involve risks and uncertainties, and that actual results, developments or timing of events may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of our business, operations, financial condition and the industries in which we operate, market conditions, the satisfaction of customary closing conditions related to the proposed offering and the factors described in the our filings with the SEC, including the section titled “Risk Factors” in the preliminary prospectus supplement, the final prospectus supplement and the accompanying prospectus and TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2021, originally filed with the SEC on April 14, 2022 (which is incorporated by reference in the preliminary prospectus supplement, the final prospectus supplement and accompanying prospectus). We disclaim any obligation to update any forward-looking statements contained herein, except as required under applicable law.